EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

Three Months Ended
March 31, 2015
Earnings:
Income from continuing operations before equity in income of unconsolidated entities and income taxes	$11,017
Gain on sales of real estate, excluding discontinued operations	3,986
Combined fixed charges and preferred share dividends (from below)	26,834
Amortization of capitalized interest	629
Subtract:
Capitalized interest (from below)	(2,132)
Preferred share dividends included in fixed charges	(3,552)
Preferred unit distributions included in fixed charges	(165)
Preferred distributions of other consolidated entities	(4)
Total earnings	$36,613

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$20,838
Capitalized interest (internal and external)	2,132
Amortization of debt issuance costs-capitalized	8
Interest included in rental expense	135
Preferred share dividends	3,552
Preferred unit distributions	165
Preferred distributions of other consolidated entities	4
Total combined fixed charges and preferred share dividends	$26,834

Ratio of earnings to combined fixed charges and preferred share dividends	1.36